UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     May                    , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date May 23, 2008	By	/s/ Harsya Denny Suryo
(Signature) Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

INFORMATION TO SHAREHOLDERS
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA TBK. (the “Company”)
In respect of the Company’s Shares Buyback II which was approved by the Company’s Annual General Meeting of Shareholders on 29 June 2007 and with regard to the period of Shares Buyback II which started on 29 June 2007 and was scheduled to end on 29 December 2009, the Company hereby announces that the period of Shares Buyback II will end on 19 June 2008.
This information is provided for public knowledge.
Bandung, 23 May 2008
The Company’s Board of Directors

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